

Mail Stop 4628

August 6, 2018

William Andrew Hendricks, Jr.
President, Chief Executive Officer and Director
Patterson-UTI Energy, Inc.
10713 West Sam Houston Parkway North, Suite 800
Houston, TX 77064

> **Re:** **Patterson-UTI Energy, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 31, 2018**
> **File No. 333-226453**

Dear Mr. Hendricks:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

John Reynolds
Assistant Director
Office of Natural Resources

cc: Tull R. Florey, Esq.
        Gibson, Dunn & Crutcher LLP